Exhibit 99.1

Notice of Annual Meeting of Shareholders of Petro-Canada

The Board of Directors of Petro-Canada (the Company) advises our shareholders of the upcoming Annual Meeting:

Tuesday, April 28, 2009 11:00 a.m. Calgary time MacLeod D of the Telus Convention Centre 120 – 9 Avenue S.E., Calgary, Alberta

At the Annual Meeting, you will:

•      receive the Consolidated Financial Statements of the Company for the year ended December 31, 2008, and the auditors’ report on those statements

•      elect the Board of Directors of the Company for a term ending at the close of the next Annual Meeting

•      appoint auditors of the Company until the close of the next Annual Meeting

•      transact other business properly brought before the Annual Meeting

The Management Proxy Circular provides detailed information on the business of the Annual Meeting and forms part of this Notice.

If you were a shareholder at the close of business on February 27, 2009, you are entitled to vote at the Annual Meeting.

Shareholders who cannot attend the Annual Meeting in person, or are attending but prefer the convenience of voting in advance, may vote by Proxy Form. Your deadline for getting the completed Proxy Form to our transfer agent and registrar, CIBC Mellon Trust Company (CIBC Mellon), is 11:00 a.m. Calgary time on Friday, April 24, 2009. If the Annual Meeting is adjourned, the deadline is at least 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned Annual Meeting.

Send your completed Proxy Form to:

CIBC Mellon

600 The Dome Tower

333 – 7 Avenue S.W.,

Calgary, Alberta T2P 2Z1

Hugh L. Hooker

Corporate Secretary

Calgary, Alberta

March 5, 2009

Management Proxy Circular PETRO-CANADA	1